1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103-2921                               & Bockius LLP
Tel.: 215.963.5000                                        Counselors at Law
Fax: 215.963.5001

David W. Freese
215.963.5862
dfeese@morganlewis.com

September 18, 2013

Mr. Vincent DiStefano, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Bishop Street Funds (the "Registrant")(File Nos. 033-80514 and
        811-08572)
        ------------------------------------------------------------------------

Dear Mr. DiStefano:

We are writing to respond to the oral comments we received from you on September 9, 2013 regarding the Registrant's preliminary proxy statement on Schedule 14A, which was filed with the U.S. Securities and Exchange Commission ("SEC") on behalf of the Bishop Street Strategic Growth Fund (the "Fund"), a series of the Registrant, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, on August 26, 2013. The following summarizes the SEC staff's comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Registrant's preliminary proxy statement. Requested changes have been made throughout the proxy statement where applicable.

1. COMMENT. In the second sentence of the Answer under the Question "What happens if the Proposal is not approved by shareholders of the Fund?" in the document entitled "Important News for Shareholders," please describe the actions that may be taken by BSCM and the Board if the Proposal is not approved for the Fund.

     RESPONSE. The requested change has been made.

2. COMMENT. Under the heading "Description of the Proposal" in the proxy statement, please provide a summary of BNP's proprietary large cap growth strategy so that shareholders of the Fund may compare it to Columbia's proprietary select large cap growth strategy.

     RESPONSE. The requested change has been made.

3. COMMENT. In accordance with Item 2 of Schedule 14A, please clarify under the heading "Voting Authority of BSCM Affiliate" in the proxy statement whether an FHB Client has the power to revoke the proxy voting authority it has delegated to FHB.

     RESPONSE. The following disclosure has been added to the first paragraph of this section:

          Pursuant to the terms of [their investment advisory agreements and trust instruments to which FHB is a party], FHB Clients generally do not retain the right to revoke the proxy voting authority they have delegated to FHB.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its proxy materials; (ii) SEC staff comments or changes to disclosure in response to staff comments in the proxy materials reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy materials; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any additional questions or comments, please do not hesitate to contact me at 215.963.5862.


Sincerely,

/s/ David W. Freese
-------------------
David W. Freese

cc:     Dianne M. Descoteaux, Esq.
        Timothy W. Levin, Esq.